UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

CG Oncology, Inc.

(Name of Issuer)

Common stock, $0.0001 par value per share

(Title of Class of Securities)

156944100

(CUSIP Number)

June 30, 2024**

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**	We are early adopting the revised filing deadline under the new Rule 13d-1(d) which went effective on February 5, 2024 and will require compliance starting on September 30, 2024.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 156944100

1.	Names of Reporting Persons Unique Diamond Investments Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 1,011,192(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,011,192(1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,011,192(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.5%(2)
12.	Type of Reporting Person (See Instructions) CO

(1)	Consists of 1,011,192 shares of the Issuer’s Common Stock (as defined in item 2(d)) held directly by Unique Diamond Investments Limited.
(2)	This calculation is based on 66,640,150 shares of Common Stock outstanding as of May 6, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 9, 2024.

CUSIP No. 156944100

1.	Names of Reporting Persons ORI Healthcare Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 1,011,192(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,011,192(1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,011,192(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.5%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)

Represents 1,011,192 shares of the Issuer’s Common Stock held directly by Unique Diamond Investments Limited. Unique Diamond Investments Limited is a wholly owned subsidiary of ORI Healthcare Fund, L.P.

(2)	This calculation is based on 66,640,150 shares of Common Stock outstanding as of May 6, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 9, 2024.

CUSIP No. 156944100

1.	Names of Reporting Persons ORI Capital Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 1,011,192(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,011,192(1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,011,192(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.5%(2)
12.	Type of Reporting Person (See Instructions) CO

(1)

Represents 1,011,192 shares of the Issuer’s Common Stock held directly by Unique Diamond Investments Limited. Unique Diamond Investments Limited is a wholly owned subsidiary of ORI Healthcare Fund, L.P. ORI Capital Inc. is the general partner of ORI Healthcare Fund, L.P. and may be deemed to have voting, investment and dispositive power with respect to these securities.

(2)	This calculation is based on 66,640,150 shares of Common Stock outstanding as of May 6, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 9, 2024.

CUSIP No. 156944100

1.	Names of Reporting Persons ORI Capital Holding Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 1,011,192(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,011,192(1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,011,192(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.5%(2)
12.	Type of Reporting Person (See Instructions) CO

(1)

Represents 1,011,192 shares of the Issuer’s Common Stock held directly by Unique Diamond Investments Limited. Unique Diamond Investments Limited is a wholly owned subsidiary of ORI Healthcare Fund, L.P. ORI Capital Inc. is the general partner of ORI Healthcare Fund, L.P. and a wholly owned subsidiary of ORI Capital Holding Inc.

(2)	This calculation is based on 66,640,150 shares of Common Stock outstanding as of May 6, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 9, 2024.

CUSIP No. 156944100

1.	Names of Reporting Persons Charming Jade Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 3,930,176(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 3,930,176(1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,930,176(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.9%(2)
12.	Type of Reporting Person (See Instructions) CO

(1)	Represents 3,930,176 shares of the Issuer’s Common Stock held directly by Charming Jade Limited.
(2)	This calculation is based on 66,640,150 shares of Common Stock outstanding as of May 6, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 9, 2024.

CUSIP No. 156944100

1.	Names of Reporting Persons ORI Healthcare Fund II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 3,930,176(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 3,930,176(1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,930,176(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.9%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Represents 3,930,176 shares of the Issuer’s Common Stock held directly by Charming Jade Limited. Charming Jade Limited is a wholly owned subsidiary of ORI Healthcare Fund II, L.P.
(2)	This calculation is based on 66,640,150 shares of Common Stock outstanding as of May 6, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 9, 2024.

CUSIP No. 156944100

1.	Names of Reporting Persons ORI Capital II Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 3,930,176(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 3,930,176(1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,930,176(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.9%(2)
12.	Type of Reporting Person (See Instructions) CO

(1)

Represents 3,930,176 shares of the Issuer’s Common Stock held directly by Charming Jade Limited. Charming Jade Limited is a wholly owned subsidiary of ORI Healthcare Fund II, L.P. ORI Capital II Inc. is the general partner of ORI Healthcare Fund II, L.P. and may be deemed to have voting, investment and dispositive power with respect to these securities.

(2)	This calculation is based on 66,640,150 shares of Common Stock outstanding as of May 6, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 9, 2024.

CUSIP No. 156944100

1.	Names of Reporting Persons ORI Holding II Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 3,930,176(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 3,930,176(1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,930,176(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.9%(2)
12.	Type of Reporting Person (See Instructions) CO

(1)

Represents 3,930,176 shares of the Issuer’s Common Stock held directly by Charming Jade Limited. Charming Jade Limited is a wholly owned subsidiary of ORI Healthcare Fund II, L.P. ORI Capital II Inc. is the general partner of ORI Healthcare Fund II, L.P. and a wholly owned subsidiary of ORI Holding II Inc.

(2)	This calculation is based on 66,640,150 shares of Common Stock outstanding as of May 6, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 9, 2024.

CUSIP No. 156944100

1.	Names of Reporting Persons Healthcare Seed Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 4,941,368(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 4,941,368(1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,941,368(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.4%(2)
12.	Type of Reporting Person (See Instructions) CO

(1)

Represents the sum of (i) 1,011,192 shares of the Issuer’s Common Stock held directly by Unique Diamond Investments Limited, and (ii) 3,930,176 shares of the Issuer’s Common Stock held directly by Charming Jade Limited. Unique Diamond Investments Limited is a wholly owned subsidiary of ORI Healthcare Fund, L.P. ORI Capital Inc. is the general partner of ORI Healthcare Fund, L.P. and a wholly owned subsidiary of ORI Capital Holding Inc. Charming Jade Limited is a wholly owned subsidiary of ORI Healthcare Fund II, L.P. ORI Capital II Inc. is the general partner of ORI Healthcare Fund II, L.P. and a wholly owned subsidiary of ORI Holding II Inc. Each of ORI Capital Holding Inc. and ORI Holding II Inc. is a wholly owned subsidiary of Healthcare Seed Limited.

(2)	This calculation is based on 66,640,150 shares of Common Stock outstanding as of May 6, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 9, 2024.

CUSIP No. 156944100

1.	Names of Reporting Persons SONG, Hong Fang
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 5,555,296(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 5,555,296(1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,555,296(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.3%(2)
12.	Type of Reporting Person (See Instructions) IN

(1)

Represents the sum of (i) 1,011,192 shares of the Issuer’s Common Stock held directly by Unique Diamond Investments Limited, (ii) 3,930,176 shares of the Issuer’s Common Stock held directly by Charming Jade Limited, and (iii) 613,928 shares of the Issuer’s Common Stock held directly by Ms. Song. Unique Diamond Investments Limited is a wholly owned subsidiary of ORI Healthcare Fund, L.P. ORI Capital Inc. is the general partner of ORI Healthcare Fund, L.P. and a wholly owned subsidiary of ORI Capital Holding Inc. Charming Jade Limited is a wholly owned subsidiary of ORI Healthcare Fund II, L.P. ORI Capital II Inc. is the general partner of ORI Healthcare Fund II, L.P. and a wholly owned subsidiary of ORI Holding II Inc. Each of ORI Capital Holding Inc. and ORI Holding II Inc. is a wholly owned subsidiary of Healthcare Seed Limited. Ms. Song is the sole owner of Healthcare Seed Limited.

(2)	This calculation is based on 66,640,150 shares of Common Stock outstanding as of May 6, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 9, 2024.

Item 1.	Issuer

(a)	Name of Issuer:

CG Oncology, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

400 Spectrum Center Drive, Suite 2040, Irvine, California, 92618

Item 2.	Filing Person

(a)	Name of Persons Filing

Unique Diamond Investments Limited

Charming Jade Limited

ORI Healthcare Fund, L.P.

ORI Healthcare Fund II, L.P.

ORI Capital Inc.

ORI Capital II Inc.

ORI Capital Holding Inc.

ORI Holding II Inc.

Healthcare Seed Limited

SONG, Hong Fang

Unique Diamond Investments Limited is a wholly owned subsidiary of ORI Healthcare Fund, L.P. ORI Capital Inc. is the general partner of ORI Healthcare Fund, L.P. and a wholly owned subsidiary of ORI Capital Holding Inc. Charming Jade Limited is a wholly owned subsidiary of ORI Healthcare Fund II, L.P. ORI Capital II Inc. is the general partner of ORI Healthcare Fund II, L.P. and a wholly owned subsidiary of ORI Holding II Inc. Each of ORI Capital Holding Inc. and ORI Holding II Inc. is a wholly owned subsidiary of Healthcare Seed Limited. Ms. Song is the sole owner of Healthcare Seed Limited.

Each of the foregoing parties is referred to as a “Reporting Person” and collectively, as the “Reporting Persons.”

The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached to this statement as Exhibit 99.1.

(b)	Address of Principal Business Office, or, if none, Residence:

The principal business office of each of the Reporting Persons is C/O Room Nos., 4727-34, Sun Hung Kai Centre, 30 Harbour Road.

(c)	Citizenship

Unique Diamond Investments Limited: British Virgin Islands

Charming Jade Limited: British Virgin Islands

ORI Healthcare Fund, L.P.: Cayman Islands

ORI Healthcare Fund II, L.P.: Cayman Islands

ORI Capital Inc.: Cayman Islands

ORI Capital II Inc.: Cayman Islands

ORI Capital Holding Inc.: Cayman Islands

ORI Holding II Inc.: Cayman Islands

Healthcare Seed Limited: British Virgin Islands

SONG, Hong Fang: Hong Kong

(d)	Title of Class of Securities:

Common stock, $0.0001 par value per share (“Common Stock”).

(e)	CUSIP Number:

156944100

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

Reporting Person	Amount beneficially owned	Percentage of class (1)	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Unique Diamond Investments Limited	1,011,192	1.5%	1,011,192	0	1,011,192	0
ORI Healthcare Fund, L.P.	1,011,192	1.5%	1,011,192	0	1,011,192	0
ORI Capital Inc.	1,011,192	1.5%	1,011,192	0	1,011,192	0
ORI Capital Holding Inc.	1,011,192	1.5%	1,011,192	0	1,011,192	0
Charming Jade Limited	3,930,176	5.9%	3,930,176	0	3,930,176	0
ORI Healthcare Fund II, L.P.	3,930,176	5.9%	3,930,176	0	3,930,176	0
ORI Capital II Inc.	3,930,176	5.9%	3,930,176	0	3,930,176	0
ORI Holding II Inc.	3,930,176	5.9%	3,930,176	0	3,930,176	0
Healthcare Seed Limited	4,941,368	7.4%	4,941,368	0	4,941,368	0
SONG, Hong Fang	5,555,296	8.3%	5,555,296	0	5,555,296	0

(1)	This calculation is based on 66,640,150 shares of Common Stock outstanding as of May 6, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 9, 2024.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 22, 2024

Unique Diamond Investments Limited

By:	/s/ SONG, Hong Fang
Name:	SONG, Hong Fang
Title:	Director

Charming Jade Limited

By:	/s/ SONG, Hong Fang
Name:	SONG, Hong Fang
Title:	Director

ORI Healthcare Fund, L.P.

By:	/s/ SONG, Hong Fang
Name:	SONG, Hong Fang
Title:	Director

ORI Healthcare Fund II, L.P.

By:	/s/ SONG, Hong Fang
Name:	SONG, Hong Fang
Title:	Director of General Partner

ORI Capital Inc.

By:	/s/ SONG, Hong Fang
Name:	SONG, Hong Fang
Title:	Director

ORI Capital II Inc.

By:	/s/ SONG, Hong Fang
Name:	SONG, Hong Fang
Title:	Director

ORI Capital Holding Inc.

By:	/s/ SONG, Hong Fang
Name:	SONG, Hong Fang
Title:	Director

ORI Holding II Inc.

By:	/s/ SONG, Hong Fang
Name:	SONG, Hong Fang
Title:	Director

Healthcare Seed Limited

By:	/s/ SONG, Hong Fang
Name:	SONG, Hong Fang
Title:	Director

SONG, Hong Fang

By:	/s/ SONG, Hong Fang
Name:	SONG, Hong Fang

EXHIBIT INDEX

Exhibit

99.1	Joint Filing Agreement